

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

January 20, 2012

<u>Via E-mail</u>
Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom, S.A.
Rua General Polidoro, No. 99, Fifth Floor, Botafogo
22280-004 Rio de Janeiro, RJ, Brazil

Re: **Brazil Telecom, S.A.**
              Registration Statement on Form F-4
              Amended on January 18, 2012
              File No. 333-176617

Dear Mr. Zornig:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Approval of the Merger, page 82</u>

1.　　　We note your response to comment three from our letter dated January 11, 2012. Please revise your disclosure to clarify that adherence to CVM Guideline 35 is not mandatory, but provides a strong defense against claims made in Brazilian administrative and judicial forums that the Boards of the Company and TNL have

breached their fiduciary duties in approving the terms of the merger. Please also revise your disclosure to clarify that CVM Guideline 35 provides, that as an alternative to the creation of a special independent committee, Brazilian public companies may condition the implementation of merger transactions on the approval of the transaction by a majority of the non-controlling shareholders, including shareholders that hold non-voting shares. However, the Company and TNL determined to create independent special committees instead.

Independent Special Committee of TNL, page 84

2.   We note your response to comment four from our letter dated January 11, 2012. Please revise the last paragraph of this section to disclose that Brazilian Corporation Law does not allow for the delegation to the independent special committee of the power to decide on the exchange ratio; however, the defense available based on adherence to CVM Guideline 35 is only available if the TNL Board adopted the recommendation of the independent special committee without suggesting or recommending a proposed exchange ratio.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking

any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

Cc: Mark Bagnall, Esq.

Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom, S.A.
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